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MAR 1 2002
318

SEC FILE NUMBER
8-23689

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South LaSalle Street Suite 1200
(No. and Street)

Chicago,	Illinois	60675
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Timothy J. Salata — (312) 557-2056
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
Name — *if individual, state last, first, middle name)*

33 West Monroe St.	Chicago,	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, Lloyd Wennlund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lloyd A. Wennlund
Signature

President
Title

OFFICIAL SEAL
TRACY L. PAWLAK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-5-2003

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Northern Trust Securities, Inc.

Report on Statement of Financial Condition
As of December 31, 2001
Together With Auditors' Report

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of **NORTHERN TRUST SECURITIES, INC.** ("the Company"), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
January 31, 2002

NORTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
CASH	$ 2,393,767
NOTE RECEIVABLE FROM CUSTOMER	2,003,573
SECURITIES OWNED, at market	18,923,910
FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS, at cost, net of accumulated depreciation of $382,414	397,535
OTHER ASSETS	1,346,369
Total assets	$25,065,154

LIABILITIES AND STOCKHOLDER'S EQUITY	
PAYABLE TO CLEARING BROKER	$ 1,041,851
SECURITIES SOLD, NOT YET PURCHASED	132,188
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	4,796,694
Total liabilities	5,970,733
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value-	
Series A voting; 10,000 shares authorized, 975 shares issued and outstanding	10
Series B nonvoting; 10,000 shares authorized, 500 shares issued and outstanding	5
Paid-in capital	3,697,485
Accumulated surplus	15,396,921
Total stockholder's equity	19,094,421
Total liabilities and stockholder's equity	$25,065,154

The accompanying notes are an integral part of this statement.

NORTHERN TRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

December 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Business

Northern Trust Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. The Company trades for its own account and, in addition, performs underwriting services with regard to municipal debt securities.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the "Parent").

Income Recognition

Securities transactions and the related commission revenue and expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are carried at market value.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the underlying assets, which range from 3 to 10 years

2. TRANSACTIONS WITH AFFILIATES

The Company maintains its bank accounts and lines of credit with affiliates of the Parent. Lines of credit available to the Company from these affiliates aggregate $30,000,000, of which $5,000,000 is pursuant to a subordinated revolving credit note which matures on December 31, 2002. The lines of credit bear interest at the broker's call rate. There were various short-term borrowings on these facilities during 2001, and no loans outstanding under

the lines of credit at December 31, 2001. Interest paid during 2001 related to these borrowings totaled $17,202.

The Company's office facilities and certain administrative services are furnished by an affiliate. The Company paid such affiliate $3,049,939 for such overhead expenses allocated to the Company, net of reimbursement of $507,643 related to sales of certain securities of the Parent sold by employees of the Company.

Various employees of the Company will receive grants for stock options on the Parent's stock as part of their compensation for 2001. These grants are anticipated to be made in February 2002, and any compensation expense related to these options is expected to be borne by the Parent.

Furniture, fixtures and leasehold improvements were sold to an affiliate during 2001 at cost (net of accumulated depreciation) for $22,005.

Substantially all customers of the Company are also clients of affiliated entities.

3. NOTE RECEIVABLE FROM CUSTOMER

The Company receives monthly installments of $20,000 plus accrued interest on the term note, with a final payment due on November 30, 2002, including the remaining principal balance. The note bears interest at a variable rate, based on prime.

4. INCOME TAXES

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the marginal statutory rate without regard to any temporary differences. At December 31, 2001, accounts payable and accrued expenses included $1,484,103 due to the Parent, primarily for income taxes.

5. PENSION AND OTHER EMPLOYEE BENEFITS

The employees of the Company are covered by the Parent's benefit plan (the "Plan"). The annual contribution rate is fixed by the Parent and provides for full funding of the Plan and the cost of administration of the Plan. The Company's contribution during the year ended December 31, 2001, was $1,613,984. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Parent's pension plan may be eligible for postretirement health care coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, co-payment provisions and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically

to the Company is not available. The total cost of these postretirement benefits was included with other allocations from its Parent.

6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debits," whichever is greater, as these terms are defined. Net capital and aggregate debits change from day to day, but, at December 31, 2001, the Company had net capital and net capital requirements of $15,250,185 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT

As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete his purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. With regard to margin accounts, if a customer does not answer any margin call, security positions may be liquidated and the account may result in a deficit.

In the normal course of its business, the Company enters into long and short security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short transactions.

The securities owned by the Company are primarily in numerous U.S. Treasury, municipal and federal sponsored entity obligations. The largest position of any single issuer, excluding the U.S. Treasury at December 31, 2001, was a federal sponsored entity which amounted to $5,247,129.

9. LEGAL PROCEEDINGS

The Company is a defendant in legal proceedings incidental to its securities and underwriting business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

10. SUBSEQUENT EVENT

On January 24, 2002, the Company declared a dividend of $4,100,000, payable January 31, 2002.